April 18, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	RPX Corporation
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-171817
Date Filed: January 21, 2011

Dear Ms. Jacobs:

RPX Corporation (the “Company”) has electronically transmitted via EDGAR Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (“Registration Statement”). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter four hard copies of Amendment No. 3 which are marked to show changes to Amendment No. 2 to the Registration Statement filed on April 4, 2011.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated April 15, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 15, 2011 letter in italicized print. The Company’s responses are provided below each comment.

The Company plans to request the acceleration of the effectiveness of the Registration Statement, such that the Registration Statement be declared effective May 3, 2011 at 2:00 p.m. Eastern time, or as soon as practicable thereafter. We will provide you with copies of the acceleration request upon their filing.

General

1.    We note your response to comment 1 in our letter dated March 28, 2011 but continue to believe that the requested disclosure constitutes information important to investors and thus we are reissuing the comment. If affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. will continue to own a controlling interest in you after the offering, please disclose this controlling interest on both the cover page of the prospectus as well as in the prospectus summary.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has inserted a new section on page 5 of Amendment No. 3 titled “Our Major Stockholders,” which discloses the aggregate ownership percentage of the Company’s venture fund investors and executive officers as a group, upon the completion of this offering. The Company respectfully submits that disclosure of the major stockholders’ interest on the cover of the prospectus would put undue attention on the ownership composition of the Company and potentially mislead investors into thinking that the Company qualifies as a “controlled company” under Nasdaq Listing Rule 5615(c).

Subscription Fees and Agreements, page 64

2.    You disclose that clients may purchase your patents for defensive purposes. Please also disclose what this means to other clients of yours with respect to such patent assets. For example, does this mean that other clients no longer have rights to such patents?

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised page 65 of Amendment No. 3 to disclose that when a patent is acquired by a client pursuant to the defensive option, each of the Company’s other clients receives an immediate perpetual license to the patent.

Principal Stockholders, page 95

3.    We note your response to prior comment 13 from our letter dated March 28, 2011. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power, not economic interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). To the extent that you choose to retain the disclaimers of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has deleted the disclaimers of beneficial ownership in footnotes 1, 2 and 3 on page 98 of Amendment No. 3. Additionally, the Company has revised the footnotes to include disclosure of the individuals who have voting and investment power with respect to the shares held by the venture fund investors.

Exhibit Index

4.    You indicate in your response to prior comment 18 that you did not file your Series A purchase agreement as exhibits since they were entered into more than two years before the filing date of the registration statement and there are no continuing obligations under the Series A purchase agreement. As you know, Item 601(b)(10)(i) of Regulation S-K requires contracts not made in the ordinary course of business to also be filed if contracts are to be performed in whole or in part at or after the filing. Additionally, Item 601(b)(4)(i) of Regulation S-K requires instruments defining the rights of holders of equity securities being registered to be filed as exhibits. Since the preferred stock agreement was outstanding at the filing date and the preferred stock will convert into common stock, which is being registered, we believe it should be filed as an exhibit to the registration statement.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has filed the Series A purchase agreement as Exhibit 10.31 to the Registration Statement.

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Please do not hesitate to contact me at (650) 463-5244, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:     /s/ Bennett L. Yee

Bennett L. Yee, Esq.

cc:	John A. Amster, Esq.

Martin E. Roberts, Esq.

Robert V. Gunderson, Jr., Esq.

Stewart L. McDowell, Esq.

Stephen Krikorian, Accounting Branch Chief

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